December 13, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On September 27, 2013, the Registrant, on behalf of its series, The Teberg Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 12, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  Consider deleting the parentheticals after “Shareholder Fees” and “Annual Fund Operating Expenses” in the Fee Table to make the headings shorter.

Response.  The Registrant has not revised the Fee Table in order to keep the presentation of information consistent with other series of the Trust.

Comment 2.  Please clarify the line item “Distribution and/or Service (12b-1) Fees” to state whether the 12b-1 fee is both a service fee and a distribution fee or if it is only one of those.

Response.  The Registrant has revised the line item to state that it is “Distribution and Service (12b-1) Fees.”

Comment 3.  Please revise the line item “Net Annual Fund Operating Expenses” to say “Total Annual Fund Operating Expenses After Fee Waiver & Reimbursements.”

Response.  The Registrant has made the revision requested.

Comment 4.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 5.  Please confirm supplementally whether foreign investments are a principal strategy of the Fund.

Response.  The adviser has confirmed to the Registrant that foreign investments are not a principal strategy of the Fund.

Comment 6.  Please add disclosure to “Principal Investment Strategies” to indicate that the strategy involves frequent trading.

Response.  The Registrant has added the following as a new last paragraph of the strategy:

“The Fund’s investment strategy typically results in a high portfolio turnover rate.”

Comment 7.  In “Principal Investment Strategies”, the currently effective prospectus for the Fund mentions taking cash positions, but it is not part of the strategy discussion in the Amendment.  Please explain if this strategy has changed.

Response. The prospectus presentation for the Trust has a section on Temporary Defensive Positions discussed in “Additional Information about Principal Strategies and Related Risks”, which covers the same investments previously presented as part of the principal strategy, so the Registrant removed it to avoid redundancy. The Fund’s investments in cash were always used as a temporary defensive measure.

Comment 8.  In “Principal Investment Risks”, the currently effective prospectus for the Fund has a stock market risk, but it is not in the Amendment.  Please confirm whether this risk has changed.

Response.  The stock market risk is still a principal risk of the Fund.  It is labeled “Market Risk” in the Amendment, but the risk did not substantively change.

Comment 9.  In “Principal Investment Risks”, please remove “Cash Position Risk” since it is no longer mentioned specifically in the strategy.

Response.  The Registrant has removed “Cash Position Risk” as requested.

Comment 10.  In “Principal Investment Risks”, please add disclosure to “Junk Bond Risk” that states that junk bonds are considered speculative.

Response.  The Registrant has revised the disclosure as follows:

“Junk Bond Risk:  Lower-quality bonds, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Fund’s share price. These bonds are speculative investments.”

Comment 11.  In “Principal Investment Risks”, please add disclosure to “Portfolio Turnover Risk” that states that the Fund has high portfolio turnover and provide more of the risks associated with high portfolio turnover.

Response.  The Registrant has revised the disclosure as follows:

“Portfolio Turnover Risk:  A higher portfolio turnover will result in higher transactional and brokerage costs associated with the turnover, which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities will also increase the Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.  The Fund is expected to have a high portfolio turnover rate.”

Additional Information About Principal Strategies and Related Risks

Comment 12.  In “Principal Investment Risks”, please revise the risk disclosure so that it uses “will” rather than “may” throughout.

Response.  The Registrant has revised the disclosure as follows:

“Portfolio Turnover Risk:  A higher portfolio turnover ~~may~~ will result in higher transactional and brokerage costs associated with the turnover, which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities ~~may~~ will also increase the Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.  The Fund’s portfolio turnover rate is expected to be between 100% - 300% annually.”

Comment 13:  In “Principal Investment Risks – Underlying Funds Risk”, inverse correlation risk and leverage risk are mentioned.  Confirm supplementally whether these are principal strategies of the Fund.

Response.  The adviser has confirmed to the Registrant that investments in inverse funds and leveraged funds are not primary investment strategies of the Fund although the Fund may invest in these types of underlying funds.

Comment 14:  In “Principal Investment Risks – Underlying Funds Risk”, regarding redemptions beginning in the fifth sentence,  please revise the mutual fund risk to reference “investment companies” rather than “mutual funds”.

Response.  The Registrant has made the revisions requested.

SAI:

Comment 15. In “Investment Restrictions”, make the second non-fundamental investment policy regarding commodities a fundamental policy in accordance with Item 16(c)(1)(v) of Form N-1A.

Response.  The Registrant has made the revision requested.

Comment 16. In “Investment Restrictions”, consider adding a non-fundamental policy on investments in illiquid securities.

Response.  The Registrant has added the following non-fundamental policy:

“Invest in securities or other assets that the Board determines to be illiquid if more than 15% of the Fund’s net assets would be invested in such securities.”

Comment 17.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins